Exhibit 4.69

MASTER SERVICES AGREEMENT

AGREEMENT	Made on the 15 day of November 2006 (“Effective Date”)

BETWEEN	ICON Clinical Research (UK) Limited doing business as ICON Development Solutions (hereinafter called “ICON”) of 2 Globeside, Globeside Business Park, Marlow, Bucks SL7 1HZ, UK

AND	Amarin Pharmaceuticals Ireland Limited of 50 Pembroke Road, Ballsbridge, Dublin 4, Ireland (hereinafter called (“CLIENT”)

WHEREAS CLIENT desires to retain ICON to provide, and ICON wishes to provide consultancy and/or other services (“the Services”), to CLIENT from time to time and subject to the terms and conditions of this Agreement and for the purposes set out herein and:

WHEREAS the parties to this Agreement wish to agree upon the various terms and conditions that will govern their business relationship for the term specified in this Agreement in connection with the provision of Services by ICON to CLIENT.

THE PARTIES HERETO AGREE AS FOLLOWS:

1. (a) ENGAGEMENT — Subject to the terms and conditions set out in this Agreement, CLIENT hereby retains the services of ICON, and ICON hereby agrees to provide services (“the Services”) from time to time as may be specified in individual Project Contracts as set out below, in connection with the development of certain medical/biopharmaceutical products (the “Products”) as CLIENT requires.

For the avoidance of doubt, this MSA is specific to the provision of due diligence services by ICON Development Solutions and is additional to that already in place with Amarin Corporation plc and, therefore, should in no way be construed as replacing or superseding that agreement.

(b) SERVICES — The Services to be provided shall include but shall not be limited to:

(i) Providing due diligence services and reports in respect of scientific, clinical and/or regulatory matters relating to companies and/or specified products in the manner requested by CLIENT;

(ii) Such other services as may be required or as may otherwise be agreed between the parties, relating to the PRODUCTS.

(c) TERMS & CONDITIONS

(i) All Services provided by ICON under this agreement shall be subject to the ICON Plc Group Terms and Conditions as set out in Appendix A hereto, together with such specific terms or conditions as may be agreed in writing and specified in each Project Contract.

Any terms and conditions in Project Contracts which conflict with any terms and conditions in this Agreement shall only be valid and enforceable where they are specifically identified in writing as such in the Project Contract and in that case shall only be valid and enforceable for that particular Project Contract. In the absence of any such provision the terms and conditions of this Agreement shall prevail.

(d) PROJECT CONTRACTS

(i) Each individual project assignment under this Master Services Agreement will be defined in numbered Project Contracts. Each Project Contract will be separately negotiated and executed by the parties and when so executed shall be incorporated into this Master Services Agreement by reference in Appendix B to this Master Services Agreement.

(ii) Each Project Contract, together with the terms and conditions of this Agreement, shall constitute and be construed as a separate agreement.

(e) AFFILIATES

(i) ICON and CLIENT intend that their respective Affiliates may also execute Project Contracts. Unless the context requires otherwise, references to CLIENT or ICON in this Master Agreement (together with the related rights and obligations) as incorporated into a Project Contract shall apply to the CLIENT Affiliate or ICON Affiliate that is a party to the Project contract.

(ii) For the purposes of this Agreement and any Project Contracts “Affiliate” shall mean any entity that controls, is controlled by, or is under the common control with that party. In this context “control” shall mean (1) ownership by one entity, directly or indirectly, of at least fifty percent (50%) of the voting stock of another entity, (2) power of one entity to direct the management or policies of another entity by contract or otherwise, or (3) any other relationship between a party and an entity which both CLIENT and ICON have agreed in writing may be considered an “Affiliate” of a party.

2.	TERM & TERMINATION

(i) This Master Services Agreement shall take effect on the Effective Date and shall continue unless terminated as provided below.

(ii) Each Project Contract shall take effect and terminate as designated in the Project Contract. Termination of this Master Services Agreement or any Project Contract shall not affect any other Project Contract: each Project Contract shall continue in force and effect unless specifically terminated in accordance with the terms of this Master Services Agreement or the terms of that Project Contract.

(iii) Either party may terminate this Master Services Agreement and/or any Project Contract in the event of a material breach by the other party. The party seeking to terminate shall provide written notice to the party in breach setting forth in reasonable detail the nature of such breach. The breaching party shall have 30 days within which to cure such breach. If the breaching party fails to cure within such 30-day period, the party asserting the breach shall have the right to immediately terminate this Master Services Agreement and/or the relevant Project Contract.

(iv) Either party may terminate this Master Services Agreement and/or a Project contract for any reason upon providing 90 days written notice to the other.

(v) Either party may terminate this Master Services Agreement and/or a Project contract immediately upon written notice if:

a. The other party becomes insolvent, or if proceedings are instituted against that other party for reorganization or other relief under any bankruptcy law, or if any substantial part of the other party’s assets come under the jurisdiction of a liquidator, receiver or trustee in an insolvency proceeding authorized by law, or;

b. If there is a change in control of the other party by the acquisition by any person or entity, directly or indirectly, of more than fifty percent (50%) of the total voting capital stock of the other party or by any sale, lease, exchange or other disposition by that party of all or substantially all of its assets.

(vi) In the event of early termination of this Master Services Agreement and/or a Project Contract for any reason, the parties agree that:

a. They shall co-operate with one another to ensure the orderly winding down and transition of the services being provided and the transfer of all data, materials and information to the CLIENT thereof, and;

b. CLIENT shall immediately pay to ICON all outstanding amounts in respect of fees earned and expenses or costs incurred up to the date of such early termination.

3.  COMPENSATION — In consideration for its provision of services under a Project Contract, CLIENT shall pay ICON in accordance with the terms and amounts specified in the Project Contract.

4.  GOVERNING LAW — This Agreement shall be governed by and construed in accordance with the law in force for the time being in England.

IN WITNESS WHERE OF the parties hereto have cause this Agreement to be duly executed by their authorised representatives as of the dates written below.

AMARIN PHARMACEUTICALS IRELAND LIMITED	ICON CLINICAL RESEARCH (UK) LTD doing business as ICON DEVELOPMENT SOLUTIONS

Date: 11/12/06	Date: 15/11/06
Title: Director	Title: Vice President

SIGNED DARREN CUNNINGHAM	SIGNED S. C. MUIR

MASTER SERVICES AGREEMENT- APPENDIX A

ICON CLINICAL RESEARCH (UK) LTD doing business as ICON
DEVELOPMENT SOLUTIONS TERMS AND CONDITIONS FOR SUPPLY OF SERVICES

1.	DEFINITIONS

a. “ICON” shall mean ICON Plc and/or any of its subsidiary or associated companies.

b. “CLIENT” shall mean the company, corporation, person or other legal entity to which Icon supplies services, which are subject to these Terms & Conditions.

c. “FEES” shall mean collectively all sums due to ICON from CLIENT in consideration for the supply of services, together with all due Expenses and Costs.

d. “EXPENSES” shall mean travel and accommodation expenses as agreed from time to time with CLIENT.

e. “COSTS” shall mean all other charges arising in connection with the provision of services (other than service fees and Expenses) including, but not limited to fees payable to third parties, telecommunication costs, couriers, translation costs, photocopying and other such costs as are agreed with CLIENT.

f. “PROPOSAL” shall mean the ICON proposal for the provision of Services as agreed with CLIENT.

g. “SERVICES” shall mean consultancy or other such services to be provided by ICON as are agreed with CLIENT in a Project Contract or otherwise.

h. “PROJECT CONTRACT” shall mean the legally binding agreement between ICON and CLIENT (whether in writing, orally or a combination of both), for the provision of Services by ICON to be subject to these Terms & Conditions.

i “CONFIDENTIAL INFORMATION” shall mean the information defined in Clause 5 below.

2.	SERVICES

a. ICON shall provide services in good faith and with reasonable care and skill as agreed with CLIENT.

b. Services shall be provided in accordance with all generally accepted professional standards and in compliance with all applicable laws, rules, regulations and Protocols.

c. Any material change to the Services shall be agreed between ICON and CLIENT and shall be subject to any applicable amendments in fees, costs and expenses.

d. A Proposal shall only become binding upon ICON if accepted in writing by CLIENT within 3 months of the date of the Proposal. If not so accepted, any assumptions or estimate costs in the Proposal may be subject to change by ICON.

e. In the event that ICON, in good faith and at the written request of CLIENT, shall provide Services to CLIENT prior to or in contemplation of the formal execution of a Project Contract in respect of the provision of any Services, ICON shall be entitled to a payment by CLIENT in respect of any Services so provided, notwithstanding that such Project Contract shall not have been formally executed by ICON and/or CLIENT.

f. In the event that CLIENT is responsible for providing ICON with data, materials or other information which is required by ICON to provide the Services and that delay materially adversely affects the provision of the Services, then CLIENT shall be responsible for ICON’S fees, costs and expenses in relation thereto and/or at CLIENT’S election, the time limit for the provision of the Services (as set out in an applicable time schedule of a Project Contract) shall be amended accordingly.

3.	PAYMENT

a. In consideration for the Services provided by ICON to CLIENT, CLIENT shall pay to ICON fees, expenses and costs as agreed in accordance with ICON’S Proposal and/or an applicable Project Contract or as may otherwise be agreed to by the parties in writing.

b. Unless otherwise agreed, fees, expenses and costs shall be paid by monthly payments in arrears against an invoice from ICON describing the Services provided in the preceding month and consistent with a payment schedule agreed to by the parties in the applicable Project Contract.

c. Invoices shall be paid by CLIENT within 30 days of receipt of invoice. Interest may be charged at the rate of 1% per month or part thereof on any invoices overdue for payment longer than 30 days after receipt by CLIENT.

d. If the provision of services is terminated before the contemplated completion date for any reason (except ICON’S fault, insolvency or bankruptcy) then ICON shall be entitled to payment of all fees and expenses outstanding in respect of Services provided up to the date of early termination, together with any reasonable costs necessarily incurred by ICON to complete its obligations in performing Services.

e. If applicable, VAT and/or any other chargeable taxes shall be charged to each invoiced amount at the appropriate rate and shall be payable by CLIENT.

f. Fees charged to CLIENT by ICON shall not, under any circumstances, exceed the total amount set forth in the Project Contract and/or Proposal unless the parties shall agree to such an increase in a written amendment to the Project Contract and/or Proposal in advance of any additional fees being incurred.

4.	LIABILITY & INDEMNITY

a. ICON shall not be liable for any loss, damage, claim, investigations or costs suffered or incurred by CLIENT or any third party resulting directly or indirectly from the provision of Services unless and to the extent that, such loss is due to ICON’S negligence, wilful misconduct or breach of its obligations in the provision of Services.

b. CLIENT shall indemnify ICON, its servants or agents, against any claims by third parties alleging loss of or damage to any property or for the death or injury to any person arising directly or indirectly from the supply or use of any product or compound supplied by CLIENT and which is the subject of the provision of Services unless and to the extent that there is any negligence, wilful misconduct, breach of obligations on the part of ICON or its servants or agents in the provision of Services to CLIENT.

c. ICON shall indemnify CLIENT, its servants or agents against any claims by third parties alleging loss of or damage to any property or for the death or injury to any person arising directly or indirectly due to ICON’S negligence, wilful misconduct or breath of its obligations in the provision of Services unless and to the extent that such a loss is due to CLIENT’S negligence or wilful misconduct.

5.	CONFIDENTIALITY

a. ICON acknowledges that during the course of providing Services to CLIENT, ICON and/or its servants or agents may be exposed to material and other information, which are confidential to CLIENT (“Confidential information” as defined herein). ICON, either by itself or through any of its servants or agents shall not use, disclose, publicize, disseminate, promote or advertise any Confidential Information for any purpose other than for the performance of Services for CLIENT, other than with the prior written consent of CLIENT, or as may be required by law, in which case ICON shall give CLIENT as much advance notice of the proposed disclosure as is practical (including a copy of any written request or order), and shall co-operate with CLIENT in any effort to limit or restrict such disclosure, via a protective order or otherwise.

b. ICON acknowledges that all Confidential Information is the exclusive property of CLIENT and that ICON has no ownership or property right in such Confidential Information. Upon request by CLIENT, either during or after the provision of any Services, ICON shall return to CLIENT all Confidential Information in whatever form.

c. “Confidential information” (which shall include “Inventions”), shall mean any information, in whatever form of a secret or private nature connected with the business of CLIENT or any of its suppliers or customers including, but not limited to, matters of a technical nature (such as; inventions, products, compositions, formulations, improvements, methods, know-how, designs, formulae, methods, developmental or experimental work, clinical data, improvements, discoveries, pending or potential patent claims, computer programs and research projects and any information derived there from), matters of a commercial nature (such as; unpublished financial information, pricing and costing information, profits, budgets, promotional methods, marketing sales, customers, suppliers and employees), business plans and any other information of a similar nature not ordinarily available publicly.

d. “Confidential information” shall not include;

(i) Information which is or becomes generally available to the public otherwise than by reason of a breach of these Terms and Conditions; or

(ii) Information already in possession of ICON and is at its free disposal at the time of disclosure by CLIENT; or

(iii) Information received by ICON from a third party under no obligation of confidentiality to CLIENT; or

(iv) Information which was independently developed by ICON, as evidenced by written records; or

(v) Information expressly identified in writing by CLIENT as not being confidential.

e. Any inventions or discoveries (whether or not patentable), innovations, suggestions, ideas and reports (“Inventions”), made or developed by either ICON or CLIENT as a result of performing Services shall be promptly disclosed to CLIENT and shall be the sole property of CLIENT.

f. Upon CLIENT’S request and at CLIENT’S cost, ICON will co-operate with CLIENT in obtaining patent or other proprietary protection concerning any Confidential Information.

6.	FORCE MAJEURE

a. If the performance of any obligation under these Terms & Conditions, and/or a Project Contract by either ICON or CLIENT is prevented, restricted or interfered with as a result of a Force Majeure, which shall mean causes beyond either ICON’S or CLIENT’S reasonable control, being acts of God, fires, strikes, acts of war, acts of terrorism, or intervention of a Governmental Authority,, that party shall, upon giving prompt notice to the other, be excused from performance to the extent of the prevention, restriction or interference but that party shall use its best efforts to avoid or remove such causes of non-performance and shall continue performance under the Terms & Conditions and/or Project Contract with the utmost speed whenever such causes are removed or diminished. In the event that a performance delay contemplated hereunder exceeds 30 days, the non-delaying party may immediately terminate the applicable Project Contract.

7.	GENERAL

a. Unless otherwise agreed in writing, these Terms & Conditions govern the supply of all Services by ICON to any CLIENT and ICON does not accept to any oral or written terms or conditions submitted by CLIENT unless ICON expressly agree in writing to accept a variation of these Terms & Conditions.

b. ICON shall not assign any of its rights or obligations under any Contract without the prior written consent of CLIENT.

c. No modification of these Terms & Conditions shall be deemed effective unless in writing and signed by both ICON and CLIENT and no waiver of any right herein shall be deemed effective unless in writing and signed by the party against whom the waiver is sought.

d. If any of the provisions of these Terms & Conditions is held to be unenforceable or invalid by a court of competent jurisdiction, the validity and enforceability of the enforceable portion of any such provision and/or the remaining provisions shall not be affected thereby.

e. These Terms & Conditions and any Contract which is subject to them shall be governed and construed in accordance with the laws of England.

Client Darren Cunningham

Date 23/11/06

MASTER SERVICES AGREEMENT-APPENDIX B
LIST OF PROJECT CONTRACTS UNDER MASTER SERVICES AGREEMENT

1. PROJECT CONTRACT NO. 7076

1. PROJECT CONTRACT NO. 7076

PARTIES	ICON CLINICAL RESEARCH (UK) LTD doing business as ICON Development Solutions (“ICON”) with offices located at 2 Globeside, Globeside Business Park, Marlow, Buckinghamshire, SL7 1HZ and Amarin Pharmaceuticals Ireland Limited of 50 Pembroke Road, Ballsbridge, Dublin 4, Ireland (hereinafter called “CLIENT”)

DATE	EFFECTIVE DATE: 13 November 2006

TERMS	1. ICON agrees to supply to CLIENT the Services specified below at the Fees specified, subject to:

a. The Master Services Agreement (“MSA”) dated [ ] November 2006 (“MSA”) and specifically the Terms & Conditions of Appendix A of that Agreement.

b. This Project Contract.

2. This Project Contract and the Terms & Conditions of the MSA shall upon acceptance by CLIENT collectively comprise the Contract between ICON and CLIENT for the provision of the Services.

3.  ICON supplies the Services as an independent contractor and no relationship of employer or employee shall arise or be created under this Project Contract as and between CLIENT and ICON and/or any personnel engaged by ICON to provide the Services.

This Project Contract shall not become binding and ICON shall not be obliged to provide any Services until acceptance in writing of this Project Contract is received.

SERVICES	Due diligence activities with respect to in-licensing opportunities for compounds with therapeutic potential in CNS disorders as instructed by Amarin

TIME SCHEDULE	• Project Start (Est): November 2006

• Project Completion (Est): December 2007

FEES	Estimated costs for due diligence activities with respect to in-licensing opportunities for compounds with therapeutic potential in CNS disorders shall be as set forth in Appendix A to this Project Contract. The amount will not exceed £10,000 without prior consultation with Amarin.

Costs shall include all consulting fees and secretarial/administrative staff costs, but exclude other direct costs such as translations, purchase of publications, photocopying and binding, couriers, fees of regulatory agencies, travelling and accommodation expenses, and other disbursements to third parties as may be agreed with CLIENT from time to time.

Unless otherwise specified, this estimate does not include the cost of time spent by ICON staff in meetings, video or teleconferences with CLIENT, CLIENT’s experts or other third parties as required by CLIENT from time to time. Such meetings will be charged at the applicable hourly rate per person.

This estimate is based on data unseen and historical experience of projects of this nature; ICON reserves the right to review these costs when fuller information is made available. Any changes in the scope of the project will be documented and agreed by both parties.

This estimate is valid for three months from the date indicated on the cover. ICON reserves the right to review these costings, if the proposal is not accepted within this period.

Consulting fees for the year to 31 May 2007 are listed in Appendix I to the Project Contract; ICON reserves the right to increase these fees on 1st June 2007.

PAYMENT SCHEDULE	Invoices will be issued monthly itemising the hours worked

NOTICES	Notices relating to this Project Contract shall be delivered and addressed as follows:

If to CLIENT:	Contact Title	Darren Cunningham
	Client Name	Amarin Pharmaceuticals Ireland Limited
	Client Address	50 Pembroke Road Ballsbridge Dublin 4 Ireland
	Phone:	+353 (0)1 6699 020
	Fax:	+353 (0)1 6699 028
	E-mail:	Darren.Cunningham@amarincorp.com
If to ICON:	Contact	Stuart Muir
	Title	VP Global Regulatory Affairs
	Name Address	ICON Development Solutions 2 Globeside Globeside Business Park MARLOW Buckinghamshire SL7 1HZ
	Phone:	01628 496300
	Fax:	01628 496301
	E-mail:	muirs@iconuk.com
With copy to:	Contact	Steve Hayes
	Title	Director, Business Development
	Name	ICON Development Solutions
	Address	2 Globeside Globeside Business Park MARLOW Buckinghamshire SL7 1HZ
	Phone:	01628 496360
	Fax:	01628 496301
	E-mail:	hayesst@iconuk.com

INVOICES and PAYMENTS	All ICON invoices should be forwarded to CLIENT as follows:

Darren Cunningham

Amarin Pharmaceuticals Ireland Limited 50 Pembroke Road

Ballsbridge

Dublin 4

Ireland

All payments shall be in electronic form, payable to ICON Clinical Research (UK) Limited at:

Bank:	Barclays Bank, Jewry Street, Winchester, SO23 8TN
Account:	ICON Clinical Research (UK)
Account No.:	60501425
Sort Code:	20 97 01
Swift Code:	BARCGB210NB
IBAN No:	IBAN GB21 BARC 2097 0160 5014 25

AMARIN PHARMACEUTICALS IRELAND	ICON CLINICAL RESEARCH (UK) LTD
LIMITED	doing business as ICON DEVELOPMENT SOLUTIONS

Date: 13 November 2006	Date: 15/11/06

Name: Darren Cunningham	Name: S. C. Muir

Title: Director	Title: Vice President

SIGNED	SIGNED

PROJECT CONTRACT NO. 7076 — APPENDIX A

ICON DEVELOPMENT SOLUTIONS — CONSULTING FEES

Hourly Rates to 1st June 2007

Project Assistant	£51
Publisher	£78
Documentum & E-Submissions Manager	£147
Regulatory Associate	£74
Regulatory Consultant	£125
Senior Consultant	£147
Principal Consultant	£170
Senior Director / Expert	£191-216